Filed by Signature Office REIT, Inc.
Commission File No. 000-54248
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended

Subject Company: Signature Office REIT, Inc.
Commission File No. 000-54248
Dear Stockholder:
We recently mailed proxy materials to you for the upcoming Special Meeting of Stockholders that is scheduled for June 9, 2015. These materials describe the proposals and ask for your vote on these important issues.
The Board of Directors recommends a vote FOR each proposal.
Our records indicate that we have not received your vote. Please vote as soon as possible so we can avoid additional costs associated with soliciting your vote. Please note that if we do not receive your vote, you may get a call from our proxy solicitor.
Voting is quick and easy. Please vote now using one of these methods:

1.	Call 1-844-460-9407 to Speak with a Live Agent and Vote
For your convenience, you may call our toll free number Monday through Friday (9 A.M. to 6 P.M. EST) to speak with a live agent who can assist in registering your vote.
2.	Vote By Internet
Please visit www.2voteproxy.com/sor and follow the online instructions.
3.	Vote by Mail
Please mail your signed proxy voting card(s) in the postage-paid envelope.
4.	Vote by Touch-Tone Phone
Please call 1-800-830-3542 and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.
We appreciate you taking time to submit your vote and thank you for your continued support.
Sincerely,
Signature Office REIT, Inc.

Additional Information and Where You Can Find It
On May 1, 2015, Signature Office REIT, Inc. (“SOR”) filed a proxy statement and prospectus in connection with its proposed merger with a subsidiary of Griffin Capital Essential Asset REIT, Inc. (the “Merger”). Investors and SOR’s stockholders are urged to read carefully the proxy statement and prospectus and other relevant materials because they contain important information about the Merger. Investors and stockholders may obtain free copies of these documents and other documents filed by SOR with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SOR by going to SOR’s corporate website at www.SignatureOfficeREIT.com or by sending a written request to SOR at Boston Financial Data Services, Inc., P.O. Box 55909, Boston, MA 02205-5909. Investors and security holders are urged to read the proxy statement and prospectus and the other relevant materials before making any voting decision with respect to the Merger.
SOR and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of SOR in favor of the proposed merger. A description of any interests that SOR’s officers and directors have in the merger is available in the proxy statement and prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to SOR’s corporate website at www.SignatureOfficeREIT.com.